Exhibit 4.2

CLOOPEN GROUP HOLDING LIMITED

Number	Class A Ordinary Share(s)

Incorporated under the laws of the Cayman Islands

Share capital is US$100,000 divided into

(i) 600,000,000 Class A Ordinary Shares of a par value of US$0.0001 each,

(ii) 25,649,839 Class B Ordinary Shares of a par value of US$0.0001 each and

(iii) 374,350,161 Shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles

THIS IS TO CERTIFY THAT                                                          is the registered holder of                                 Class A Ordinary Share(s) in the above-named Company subject to the Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the                 day of                                                     by:

DIRECTOR